FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

December 19, 2008

Ms. Jill Davis

Branch Chief

US SEC

Washington

DC 20549 – 7010

Re: Fischer-Watt Gold Company, Inc.

Form 10-K for the Fiscal Year Ended Jan. 31, 2008

Filed on April 30, 2008

Response Letter Dated May 2, 2008

Response Letter Dated July 14, 2008

Response Letter Dated November 12, 2008

File No. 000-17386

Dear Ms. Davis,

In response to your letter of December 3, 2008, we offer the following answers to your comments in the same numbered order as in your letter.

Draft Consolidated Financial Statements as of and for the Years Ended

January 31, 2007

1.

 We have included the $360,000 of compensation expense in general and administrative expense as opposed to offsetting the proceeds from the sale of Montoro in Other Income.

2.

The financial statements have been revised to include the caption “Restated”. The following has been included in Note 2 to our financial statements:   The January 31, 2008 balance sheet and the related statements of operations and cash flows for the nine months ended October 31, 2007 have been restated to reflect the correction of an error in the amount of $360,000.   This amount represents the fair market value of options granted to The Astra Ventures Inc. The result of this correction was an increase in the accumulated deficit of $360,000 at January 31, 2007, and a reduction of net income in the amount of $360,000 for the nine months ended October 31, 2007.  There was no effect on previously reported net income per share.

__________________________________________________________________

Ms. Jill Davis

Branch Chief

December 19, 2008

3.

We have noted your reference to SFAS 123(R) and have booked the transaction in the quarter ending July 31, 2007 when the transaction closed. The value of the options booked is $360,000.

4.

We have noted your comment and the disclosure will not be repeated.

5.

We have revised our citation to reference the correct rules.

Closing Comments

If you have any further questions or other comments please contact me.

Season’s Greetings.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos P.Eng.

President and CEO